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SEC
Mail Processing
Section

Washington DC
400

13011721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 25 2013

Washington DC
400

SEC FILE NUMBER
8- 18148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/12__ AND ENDING __12/31/12__
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: South Texas Securities Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13027 Taylorcrest, Box 79626

(No. and Street)

Houston   TX   77279
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  F. E. Hartung   713-464-7076
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EXEMPTION BASED ON SECTION 240.17a-5(e)(1)(i)(B)

(Name – if individual, state last, first, middle name)

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Frank E. Hartung _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Texas Securities Co. _____, as of _____ December 31 _____, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer,

Facts and circumstances relied upon as basis for exemption from requirement that these statements and schedules need to be audited: since the date of the previous financial statements of the report filed pursuant to Sec. 240.17a5, the firm has not conducted any securities business other than buying and selling evidences of indebtedness secured by mortgage, deed of trust, or other lien upon real estate or leasehold interests, and the firm has not carried any margin account, credit balance, or security for any securities customer.

```
CAMERON CRYDER
Notary Public
State of Idaho
```

Frank E Hartung

Partner

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER								
SOUTH TEXAS SECURITIES CO.	N	3						[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/12 [99]
SEC FILE NO. 8-18148 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash ....$	80,702	[200]			$ 80,702	[750]
2. Receivables from brokers or dealers:						
A. Clearance account		[295]				
B. Other		[300]	$ 14,285	[550]	14,285	[810]
3. Receivables from non-customers		[355]		[600]		[830]
4. Securities and spot commodities owned, at market value:						
A. Exempted securities......................		[418]				
B. Debt securities...........................		[419]				
C. Options		[420]				
D. Other securities	83,677	[424]				
E. Spot commodities		[430]			83,677	[850]
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		[440]		[610]		[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]		[630]		[880]
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		[470]		[640]		[890]
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				[650]		
C. Contributed for use of the company, at market value				[660]		[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]		[670]		[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		[490]		[680]		[920]
11. Other assets		[535]		[735]		[930]
12. Total Assets ....$	164,379	[540]	$ 14,285	[740]	$ 178,664	[940]

Page 1

OMIT PENNIES

BROKER OR DEALER

SOUTH TEXAS SECURITIES CO.

as of _____ 12/31/12 _____

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING,
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable $	[1045] $	[1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES $	[1230] $	[1450] $	[1760]

Ownership Equity

21. Sole proprietorship	$	[1770]
22. Partnership (limited partners) $ [1020]	178,664	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury	( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 178,664	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 178,664	[1810]

OMIT PENNIES

Page 2

STATEMENT OF FINANCIAL CONDITION

SOUTH TEXAS SECURITIES CO.   (A PARTNERSHIP)

For the Year Ended December 31, 2012

ASSETS

Cash	80,702
Receivables from Brokers	14,285
Marketable Securities	83,677
TOTAL ASSETS	178,664
PARTNERS' CAPITAL	178,664
TOTAL LIABILITIES AND CAPITAL	178,664

Note 1:   Accounting Policies. Security transactions are recorded on settlement dates. Securities are valued at market. No provision has been made for federal income taxes, as each partner is responsible individually for applicable taxes.

Note 2:   The Company's net capital and net capital requirement under SEC Rule 15c3-1 were $ 148,991 and $ 100,000 respectively.

A copy of the Statement of Financial Condition of the most recent annual examination report of South Texas Securities Co. pursuant to SEC Rule 17a-5 is available for examination at the office of the Company and at the regional office of the SEC, Fort Worth, Texas.